January 8, 1997

                                                                   VIA FACSIMILE
                                                                    202-942-9528

Mr. Sean J. Klein
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

     Re: Cal Dive International, Inc.
         Registration No.: 333-11399

Dear Mr. Klein:

     On behalf of Cal Dive International, Inc. (the "Company") and in accordance with Rule 477 of the Securities Act of 1933, as amended, I respectfully request that the Registration Statement (No. 333-11399) for the Company's proposed initial public offering be withdrawn with the Commission effective January 8, 1997. Please forward the Commission's consent order to our request for withdrawal to my attention (fax 713-690-2204) as well as to Kevin L. Crudden (fax 612-339-4181).

     If you have any questions, please do not hesitate to contact me at 713-690-1818 or Mr. Crudden at 612-349-8475. Thank you in advance for your assistance.

                                     Sincerely,

                                     Andrew C. Becher
                                     Senior Vice President and General Counsel

cc: Kevin L. Crudden